07028126

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BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED NOV 16 2007 WASH DC 160

Your reference File No. 82-5089
Our reference UM/jp
Date 11/15/2007

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (0)44 6252852
Dir. fax +41 (0)44 6250852
Ulrich.Marti
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following news release:

- "Continued growth and profitability drive Zurich's strong operating performance for first nine months 2007"

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
NOV 23 2007
THOMSON FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

Ulrich Marti

Enclosures

46674-0708

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Continued growth and profitability drive Zurich's strong operating performance for first nine months 2007

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, November 15, 2007 – Zurich Financial Services Group (Zurich) reported today an excellent set of results for the nine months to September 30, 2007, demonstrating targeted market growth across the Group and continued strong operating performances from all business segments.

"I am pleased with the performance of our businesses as they are generating record profits in today's challenging financial markets," remarked Zurich's Chief Executive Officer James J. Schiro. "As our results indicate, we are growing in our selected markets, maintaining a keen focus on profitability, and benefiting from sound risk and investment management strategies."

Performance highlights[1] include:

- **Net income[2] of USD 4.2 billion, an increase of 25%[3]. Annualized return on equity (ROE) of 21.4%[4]**
- **Business operating profit (BOP) of USD 4.9 billion, an increase of 10%. Annualized BOP ROE after tax of 18.9%**
- **General Insurance gross written premiums and policy fees of USD 27.3 billion, up 4% or 0.4% in local currencies, and a combined ratio of 96.9%, a 2.4 percentage point increase primarily as a result of storms and floods in the UK as well as winter storm Kyrill**
- **Global Life new business value up 44%, with new business margin (% of APE) of 24.0%[5] and APE up 15% or 8% in local currencies**
- **Farmers Management Services' management fees and other related revenues up 6% to USD 1.7 billion**
- **Shareholders' equity of USD 28.4 billion, an increase of 11% over year end after paying both the dividend and completing the share buyback**

Reflecting the sustained momentum of The Zurich Way, the Group is also announcing that it is extending and increasing its operational improvement targets, from USD 2 billion of after-tax improvements over the three years 2007 to 2009, to USD 3.1 billion over the four years 2007 to 2010. The Group is well on track to exceed its USD 700 million target for 2007, and as part of the enhanced goals will target USD 800 million for 2008.

"The Zurich Way continues to gain momentum, and as we evolve the program to drive deeper operational transformation and sustained growth we are confident in our ability to achieve even greater results," explained Mr. Schiro.

General Insurance: Business operating profit at the nine months 2007 was USD 2.8 billion, the same level as in 2006, reflecting strong underwriting results achieved under difficult conditions and a higher investment income. While winter storm Kyrill and the UK floods and storms caused total charges of USD 761 million and added 3.4 percentage points to the combined ratio, reserve releases for earlier years had a beneficial effect of USD 558 million. Together with continued investments in growth initiatives and higher commission levels that exerted some upward pressure on the expense ratio, these forces increased the combined ratio by 2.4 percentage points to 96.9%.

Gross written premiums and policy fees recorded a 4% increase in dollar equivalent terms, but were largely flat in local currency. This was reflective of our continued ability to exert underwriting discipline and manage different business areas for margin and/or volume. While still presenting a mixed picture by geography and line of business, the general trend in market conditions continued to show some deterioration of rates, with the greatest pressure being felt across commercial casualty and property business in the UK and the US.

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In Europe General Insurance, which for the first time includes our Russian acquisition Nasta, all countries experienced top line growth both on a local currency and dollar basis, with the pattern of mainland Europe rate increases partly offsetting the reductions in the UK, Italy and Ireland. North America Commercial continued its focus on targeted distribution strategies and profitable market segmentation techniques to contain rate reductions and generate selective new profitable growth opportunities. Global Corporate successfully mitigated continuing rate pressures, largely in the US, UK and Global Energy sectors, as a direct result of customer retention and targeting strategies, as well as innovative product launches. Meanwhile International Businesses continued to demonstrate strong top line growth and profitability in a competitive pricing environment.

Global Life: The Global Life segment continued its focus on unit-linked and protection markets, and once again posted a strong performance with its business operating profit increasing to USD 1.1 billion. This is up 28%, or 22% in local currencies. New business value (NBV) rose 44%, or 37% in local currencies, to USD 480 million. The strong NBV increase was the result of a combination of higher new business margins and new business annual premium equivalent (APE) growth. Our new business margin grew to 24%, compared to last year same period of 19.2%. New business APE figures continued to show acceleration with a growth of USD 258million, up 15%, or 8% in local currencies, up from 2% at the first quarter and 5% at the half year. All key regions contributed to these results.

The growth momentum has been building during 2007 driven by product launches, proposition improvements, and campaigns. Additionally, our emerging markets continued to deliver strong growth in line with our strategy where the new business APE grew 46% year to date (46% also in local currencies) and the new business margin improved 2.0 percentage

points to 24.7%. APE growth was particularly strong in our global expatriate and international investors business of Zurich International Solutions, in Hong Kong, and Ireland. The US, UK, Germany and Switzerland had NBV improvements from higher margins, driven by the enhancement of business models and improved product margins. Although a challenging target, the Group remains committed to meeting its double-digit growth target for Global Life.

Farmers Management Services: Farmers' management fees and other related revenues grew by 6% to USD 1.7 billion, reflecting successful investments in distribution capabilities and product enhancements, enabling the Farmers Exchanges, which Zurich manages but does not own, to achieve premium growth of 5% in the nine months despite otherwise flat market conditions.

The strong performance shown by Farmers resulted in an increased business operating profit of USD 1.0 billion, up 7%. While ongoing investments in strategic growth initiatives contributed to lowering the operating margin by 3.2 percentage points to 48.6%, these initiatives continue to lay the groundwork for future premium growth at the Exchanges. The integration of recently acquired Bristol West is showing tangible benefits, with the rollout of Bristol West's products throughout Farmers' distribution platform already completed in 18 of the 29 tied-agents states.

Other Businesses: The Other Businesses segment achieved a business operating profit of USD 585 million, up 34%. The segment's contribution to the Group's overall profitability largely reflected higher profits from various run-off businesses. Centre's profitability continues to be ahead of previously indicated levels.

Group investments: The net investment result for Group investments of USD 7.5 billion is up 7%. The resulting investment return improved by

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0.1 percentage points to 3.9% (not annualized), supported by rising interest rates, higher dividend income and the growth in the average asset base to USD 191.5 billion. Net capital gains were stable, supported by gains on equities, hedge funds and private equity funds. These robust results despite volatile markets continue to reflect the Group's disciplined approach to managing its assets relative to liabilities on a risk-adjusted basis. The Group continues to have no material exposure to US sub prime debt or CDO equity tranches in its investment portfolio, experiencing only minimal rating downgrades since the half year.

[1] All comparisons refer to the first nine months of 2006 unless stated otherwise.

[2] Attributable to shareholders.

[3] The 2006 net income was after a charge for US regulatory settlement costs of USD 262 million net of tax (USD 325 million pre taxes).

[4] ROE calculated on common shareholders' equity. See the Financial Supplements and the Group Financial Review on the Investor Relations page of our Web site www.zurich.com for further information on shareholders' and common shareholders' equity.

[5] Calculated on the European Embedded Value basis.

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Note to editors:

There will be a telephone conference with a Q & A session for analyst and investors at 9:30 a.m. CET. Media may listen in by telephone. Please dial in to register approximately 3 to 5 minutes prior to the start of the conference.

Dial-in numbers:

• Continental Europe	+41 (0)91 610 56 05
• UK	+44 (0)207 107 06 13
• USA	+1 (1) 866 865 51 44

The presentation to analysts and investors will be audio webcast on our Web site www.zurich.com live, followed by a webcast playback available after 12 p.m. CET.

The presentation for analysts and media, as well as supplemental information including information on the business divisions, will be available on our Web site www.zurich.com. The presentation for analysts and investors will be published at 9:00 a.m. CET. Please click on the "Nine Month Results Reporting 2007 - Media View" link on the bottom right corner of our homepage.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

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Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the nine months ended September 30, 2007 and 2006 and the financial position as of September 30, 2007 and as of December 31, 2006. The 2006 amounts have been restated for the adoption of the SoRIE option under IAS 19 Employee Benefits. Interim results are not necessarily indicative of full-year results.

in USD millions, for the nine months ended September 30, unless otherwise stated	2007	2006	Change in GC[1]	Change in LC
Business operating profit	**4'880**	4'423	10%	
Net income attributable to shareholders	**4'157**	3'326	25%	
General Insurance gross written premiums and policy fees	**27'323**	26'295	4%	0%
Global Life gross written premiums, policy fees and insurance deposits	**15'366**	14'772	4%	(3%)
Farmers Management Services management fees	**1'679**	1'589	6%	6%
General Insurance business operating profit	**2'779**	2'781	(0%)	
General Insurance combined ratio (in %)	**96.9%**	94.5%	(2.4 pts)	
Global Life business operating profit	**1'090**	853	28%	
Global Life new business value, after tax	**480**	334	44%	37%
Global Life new business annual premium equivalent (APE)	**2'002**	1'744	15%	8%
Farmers Management Services business operating profit	**1'005**	936	7%	
Farmers Management Services gross operating margin (in %)	**48.6%**	51.8%	(3.2 pts)	
Group investments average invested assets	**191'506**	183'273	4%	2%
Group investments results, net	**7'471**	6'979	7%	2%
Group investments return (as % of average invested assets)	**3.9%**	3.8%	0.1 pts	
Shareholders' equity [2]	**28'396**	25'587	11%	8%
Diluted earnings per share (in CHF)	**34.80**	28.58	22%	
Return on common shareholders' equity (ROE)[3]	**21.4%**	21.0%	0.4 pts	
Business operating profit (after tax) return on common shareholders' equity [3]	**18.9%**	19.9%	(1.0 pts)	

[1] Parentheses around numbers represent an adverse variance.

[2] As of September 30, 2007 and December 31, 2006, respectively.

[3] Returns for the nine months ended September are annualized on a compound basis using the results for the nine months. ROE (based on net income attributable to common shareholders) and business operating profit (after tax) return on common shareholders' equity for the year ended December 31, 2006 were 20.4% and 19.5%, respectively.

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Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not indicative of the full year results.

Persons requiring advice should consult an independent adviser.

END